--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                                COHO ENERGY, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    19248110
                                 (CUSIP Number)



                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                               FEBRUARY 12, 1999
    (Date of Event which Requires Filing of this Statement on Schedule 13D/A)


--------------------------------------------------------------------------------

CUSIP NO. 19248110                Schedule 13D/A                    Page 2 of 16

--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                       Energy Investment Partnership No. 1
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       WC
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       PN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 3 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                 Thomas O. Hicks
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 4 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                  John R. Muse
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 5 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                Charles W. Tate
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 6 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                 Jack D. Furst
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 7 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                            Lawrence D. Stuart, Jr.
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 8 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                               Michael J. Levitt
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 9 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                 Dan H. Blanks
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

CUSIP NO. 19248110             Schedule 13D/A                      Page 10 of 16


--------------------------------------------------------------------------------

         1 Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                                David B. Deniger
--------------------------------------------------------------------------------

         2        Check the appropriate box if a member of a group      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

         3        SEC Use Only

--------------------------------------------------------------------------------

         4        Source of Funds

                                       PF
--------------------------------------------------------------------------------

         5 Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6        Citizenship or Place of Organization

                                 State of Texas
--------------------------------------------------------------------------------

Number of Shares        7        Sole Voting Power
                                         0
--------------------------------------------------------------------------------
Beneficially            8        Shared Voting Power
Owned                                2,182,084
--------------------------------------------------------------------------------
by Each Reporting       9        Sole Dispositive Power
                                         0
--------------------------------------------------------------------------------
Person With             10       Shared Dispositive Power
                                      2,182,084
--------------------------------------------------------------------------------

         11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,182,084
--------------------------------------------------------------------------------

         12 Check Box if the Aggregate Amount in Row (11) Excludes [ ] Certain Shares

--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11)

                                      8.5%
--------------------------------------------------------------------------------

         14       Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------

                              Schedule 13D/A                       Page 11 of 16


         This Amendment No. 3 to Schedule 13D is being filed by Energy Investment Partnership No. 1, a Texas general partnership (the "Purchaser"), Thomas O. Hicks, a United States citizen ("Hicks"), John R. Muse, a United States citizen ("Muse"), Charles W. Tate, a United States citizen ("Tate"), Jack
D. Furst, a United States citizen ("Furst"), Lawrence D. Stuart, Jr., a United States citizen ("Stuart"), Michael J. Levitt, a United States citizen ("Levitt"), Dan H. Blanks, a United States citizen ("Blanks"), and David B. Deniger, a United States citizen ("Deniger"). The Purchaser, Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger are collectively referred to herein as the "Reporting Persons." This Amendment to Schedule 13D amends and restates Items 3, 4 and 6 contained in the Reporting Persons' original Schedule 13D dated May 18, 1998, as amended by Amendment No. 1 to Schedule 13D dated August 21, 1998 and Amendment No. 2 to Schedule 13D dated December 18, 1998. Items 1, 2, 5 and 7 of the original Schedule 13D, as previously amended, remain unchanged. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this statement concerning the other Reporting Persons.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser utilized $15,530,802 of its working capital to purchase the 2,182,084 shares of common stock, par value $0.01 per share (the "Common Stock"), beneficially owned by the Purchaser (the "Shares") and to pay related fees and expenses. This working capital was provided by capital contributions from Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger. Each of Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger obtained the funds contributed to the Purchaser from personal funds.

         On August 21, 1998, HM 4 Coho, L.P., a Texas limited partnership (the "Partnership"), and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") which provided that, subject to the terms and condition set forth therein, the Partnership would purchase 41,666,666 shares of Common Stock for $249,999,996 by wire transfer of immediately available funds (the "Purchase Price"). On November 4, 1998, the Stock Purchase Agreement was amended and restated. On December 18, 1998, the Partnership terminated the Amended and Restated Stock Purchase Agreement, subject to the Company's right to cure its breach of certain representations and warranties caused by the occurrence of a Material Adverse Effect as defined in the Amended and Restated Stock Purchase Agreement. Although the Partnership and the Company continued negotiations following such termination, the Partnership concluded that the Company did not cure its breach of such representations and warranties. On February 12, 1999, the Partnership informed the Company that it would not continue negotiations for the purchase of shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the Shares was to implement the Reporting Person's plan to obtain a substantial, but not majority, investment in the Company.

                 (a) Neither the Partnership nor the Reporting Persons have any current plans to purchase additional shares of Common Stock in open market or private transactions from shareholders of the Company or to purchase additional shares of Common Stock or Common Stock equivalents directly from the Company. The Reporting Persons may sell shares of Common Stock in open market or private transactions. Any change with respect to these plans shall be reported promptly in an amendment to the Purchaser's Schedule 13D.

                  (b), (c), (e), (f), (g), (h), (i) and (j) Neither the
Partnership nor the Reporting Persons have current plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Company, (iv) any other material change to the Company's business or corporate structure, (v) subject to the matters discussed in paragraph (d) of this Item 4, any changes in the Company's articles of incorporation or bylaws, or other actions which may impede the acquisition or control of the Company by any person, (vi)

                              Schedule 13D/A                       Page 12 of 16


the Common Stock ceasing to be authorized to be quoted on the NASDAQ National Market System, (vii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"), or (viii) any action similar to any of the foregoing. Any change with respect to these plans shall be promptly reported in an amendment to the Purchaser's Schedule 13D.

                  (d) On May 12, 1998, the Company and the Purchaser entered into a Shareholder Agreement (the "Shareholder Agreement") which provided for
(i) certain demand and piggyback registration rights with respect to the shares of Common Stock owned at such time or in the future by the Purchaser or its transferees who become a party to the Shareholder Agreement and (ii) the appointment or election and annual nomination to the Board of Directors of the Company and the Board's Compensation Committee and Audit Committee and any Executive Committee of two designees of the Purchaser (the "Purchaser Designees") and any of its transferees who become a party to the Shareholder Agreement, subject to certain Common Stock ownership requirements. Pursuant to the Shareholder Agreement, the Purchaser Designees, Muse and Stuart, were added to the Board of Directors on May 12, 1998, to serve until the next annual meeting of shareholders of the Company. There are currently seven directors serving on the Company's Board of Directors, including the Purchaser's Designees.

                              Schedule 13D/A                       Page 13 of 16


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Shareholder Agreement. On May 12, 1998, the Purchaser and the Company entered into the Shareholder Agreement (see Item 4). The Shareholder Agreement provides the Purchaser (and its transferees who become a party to the Shareholder Agreement) with three demand registrations (in firm commitment underwritten offerings) and unlimited piggyback registration rights with respect to the Shares and all shares of Common Stock acquired by the Purchaser in the future. With certain exceptions, the Company will pay all costs of such registration except for underwriting discounts and commissions and transfer taxes. The Company has certain rights to delay the filing of a registration statement, and parties to other registration rights agreements with the Company have a right, under certain circumstances, to sell shares of Common Stock in connection with registrations involving shares owned by the Purchaser and, thereby, reduce the number of shares being sold by the Purchaser.

         Each Holder under the Shareholder Agreement (including the Purchaser) has agreed therein not to (i) deposit any shares of Common Stock in a voting trust or grant any proxy with respect to any shares of Common Stock to any person not designated by the Company or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of such shares of Common Stock, (ii) act with one or more persons (other than another Holder or any affiliate of partner of a Holder) as a partnership, limited partnership, syndicate or "group" (as such term is used in Section 13(d)(3) of the Exchange
Act) for the purpose of acquiring, holding, voting or disposing of shares of Common Stock, (iii) prior to the second anniversary of the Shareholder
Agreement and subject to certain exceptions, directly or indirectly, sell or transfer, or offer to sell or transfer, (A) shares of Common Stock that represent more than 10% of the fully diluted common equity of the Company to any single Person or Affiliated Group or (B) to any holder of 10% of the outstanding shares of Common Stock, shares of Common Stock that represent more than 5% of the outstanding Common Stock of the Company.

         Financial Advisory Agreement. On August 21, 1998, the Company and Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HMCo"), entered into a Financial Advisory Agreement (the "Financial Advisory Agreement"). On November 4, 1998, the Financial Advisory Agreement was amended and restated (as so amended and restated, the "Amended and Restated Financial Advisory Agreement"). HM Partners Inc., in which Hicks owns a majority equity interest, is the general partner of HMCo and Hicks, Muse, Tate, Furst, Stuart, Levitt, Blanks and Deniger are HMCo's limited partners. Pursuant to the Amended and Restated Financial Advisory Agreement, HMCo has been engaged to render financial advisory, investment banking and other similar services to the Company with respect to any future proposals for (i) the acquisition by any person or group of beneficial ownership of (A) a majority of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors, or (B) a majority of the Company's outstanding capital stock, (ii) a reorganization, recapitalization, merger, consolidation or similar business combination or transaction or sale or other disposition (whether in a single transaction or series of related transactions) of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (unless the holders of the outstanding securities of the Company entitled to vote generally in the election of directors prior to such transaction continue to own at least a majority of the securities entitled to vote generally in the election of directors of the entity resulting from such transaction upon the completion of such transaction), (iii) the sale of oil and gas properties of the Company or its

                              Schedule 13D/A                       Page 14 of 16


subsidiaries involving consideration of $100 million or more, (iv) any acquisition by the Company or its subsidiaries involving consideration of $100 million or more of (A) a majority of the voting power of the then outstanding voting securities of any corporation entitled to voting generally in the election of directors or (B) a majority of the ownership interests of an entity other than a corporation (whether by merger, tender offer, exchange offer or similar extraordinary transaction), or (v) any acquisition by the Company or its subsidiaries of oil and gas properties or other assets involving consideration of $100 million or more (collectively, "Additional Transactions"). The term of the Amended and Restated Financial Advisory Agreement will continue until the earlier to occur of November 4, 2008 or the date on which the Partnership and its affiliates cease to own beneficially, directly or indirectly, at least 5% of the outstanding equity securities of the Company or its successors.

         Pursuant to the terms of the Amended and Restated Financial Advisory Agreement, the Company paid HMCo a transaction fee of $1,250,000 concurrently with the execution of the Stock Purchase Agreement on August 21, 1998. Under the Financial Advisory Agreement, HMCo is entitled to receive compensation at then current market rates for financial advisory, investment banking and other similar services rendered to the Company in connection with Additional Transactions if the Company engages a financial advisor in connection with such transactions.

                              Schedule 13D/A                       Page 15 of 16


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1999              ENERGY INVESTMENT PARTNERSHIP NO. 1



                                       By:      /s/ David W. Knickel
                                          --------------------------------------
                                                David W. Knickel
                                                Attorney-in-Fact


Dated:  February 16, 1999              THOMAS O. HICKS



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  February 16, 1999              JOHN R. MUSE



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  February 16, 1999              CHARLES W. TATE



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  February 16, 1999              JACK D. FURST



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact

                               Schedule 13D/A                      Page 16 of 16


Dated:  February 16, 1999              LAWRENCE D. STUART, JR.



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  February 16, 1999              MICHAEL J. LEVITT



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  February 16, 1999              DAN H. BLANKS



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact


Dated:  February 16, 1998              DAVID B. DENIGER



                                               /s/ David W. Knickel
                                       -----------------------------------------
                                       By:  David W. Knickel, Attorney-in-Fact